May 30, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Jan Woo, Legal Branch Chief

Mitchell Austin, Staff Attorney

Re:	Connecture, Inc.

Registration Statement on Form S-3 (File No. 333-217965)

Filed May 12, 2017

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Connecture, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 to 4:30 p.m., Eastern Time, on June 1, 2017, or as soon thereafter as practicable. The Registrant hereby authorizes Samer M. Zabaneh, of DLA Piper LLP (US), counsel to the Registrant, to orally modify or withdraw this request for acceleration.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Samer M. Zabaneh of DLA Piper LLP (US) at (512) 457-7126. We also respectfully request that a copy of the Commission’s order declaring the Registration Statement effective be sent to Samer M. Zabaneh via facsimile at (512) 457-7001. Thank you for your assistance.

Very truly yours,

CONNECTURE, INC.

By: /s/ Vincent E. Estrada

Vincent E. Estrada

Chief Financial Officer

cc: Jeffery A. Surges (Connecture, Inc.)

Joseph G. Silver (DLA Piper LLP (US))

Samer M. Zabaneh (DLA Piper LLP (US))